SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# FORM 6-K

**Report of Foreign Issuer**
**Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934**

For the month of June, 2002

**Embraer – Brazilian Aviation Company**
(Translation of registrant's name into English)



**EMBRAER – EMPRESA BRASILEIRA DE AERONÁUTICA S.A.**
**Av. Brigadeiro Faria Lima, 2170**
**12227-901 São José dos Campos, São Paulo, Brazil**
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F__X__ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Yes____ No__X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

**This Report on Form 6-K is hereby incorporated by reference into the filer's Registration Statement on Form F-3 (No. 333-14018).**

**SIGNATURES**

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMBRAER – EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

Dated: July 8, 2002

By: ______________________
Name: Carlos Rocha Villela
Title: General Counsel

## EXHIBIT INDEX

1. One copy of the Company's Announcement to Shareholders related to the exercise of stock options, dated June 25, 2002.

EXHIBIT 1

EMBRAER

## ANNOUNCEMENT TO SHAREHOLDERS

*São José dos Campos, São Paulo, Brazil*, June 25, 2002. In accordance with Embraer – Empresa Brasileira de Aeronáutica S.A.'s stock option plan for its management and employees, including those of its subsidiaries, which was approved at Embraer's special shareholders' meeting held on April 17, 1998, Embraer hereby informs its shareholders that based on item 7.1(a) of the stock option plan, holders of stock options representing 632,051 preferred shares of Embraer decided to exercise such options on June 25, 2002. As a result, Embraer's capital was increased by R$ 988,744.30, being paid-in in cash or by means of the conversion of credits held by the holders of the stock options against Embraer.

Embraer's capital was therefore increased from R$ 1,645,838,596.07 to R$ 1,646,827,340.37, consisting of a total of 711,345,093 shares without par value, of which 242,544,448 are common shares, including one of a special class, and 468,800,645 are preferred shares.

This capital increase will be ratified in the next meeting of Embraer's Board of Directors and the amendment to article 5 of Embraer's bylaws will be approved in the next special shareholders' meeting.

The preferred shares issued as a result of the exercise of the stock options will not be entitled to interest on shareholders' equity in connection with the second quarter of 2002, approved at a meeting of Embraer's Board of Directors, held on June 14, 2002.

The preferred shares issued as a result of the exercise of the stock options will, as of June 25, 2002, have the same characteristics and conditions as the outstanding preferred shares and will also be entitled to the integral rights and advantages established in Embraer's bylaws for its preferred shares.